G1 Therapeutics, Inc.

79 T.W. Alexander Drive

4501 Research Commons, Suite 100

Research Triangle Park, NC 27709

March 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	G1 Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-223445
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, G1 Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-223445) be accelerated so that the registration statement may become effective at 4:15 p.m., Eastern time, on Wednesday, March 7, 2018, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the Staff.

Please call Megan N. Gates (617-348-4443) or Peter N. Cunningham (617-348-1650) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours, G1 Therapeutics, Inc.

By:	/s/ Mark A. Velleca

Name: Mark A. Velleca, M.D., Ph.D.
Title: President and CEO

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Ada D. Sarmento

G1 Therapeutics, Inc.

Barclay A. Phillips

Jennifer K. Moses

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Megan N. Gates

Peter N. Cunningham

Goodwin Procter LLP

Michael D. Maline

Edwin M. O’Connor